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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

TRANS WORLD CORPORATION

(Name of Issuer)

Shares of Common Stock, $0.001 par value per share

(Title of Class of Securities)

0008933751

(CUSIP Number)

Timothy G. Ewing
Value Partners, Ltd.
c/o Ewing & Partners
4514 Cole Avenue
Dallas, Texas 75205
Tel. No.: 214.522.2100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Eliot D. Raffkind
Akin, Gump, Strauss Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
214.969.2800

December 29, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 0008933751

1.	Name of Reporting Person: Value Partners, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,559,388

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,559,388

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,559,388

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.4%

14.	Type of Reporting Person (See Instructions): PN

    * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 0008933751

1.	Name of Reporting Person: Ewing & Partners		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

    * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 0008933751

1.	Name of Reporting Person: Timothy G. Ewing		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

    * SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 6 TO SCHEDULE 13D
     This Amendment No. 6 to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership (“Value Partners”), Ewing & Partners, a Texas general partnership (“Ewing & Partners”), and Timothy G. Ewing (“Ewing”), the managing general partner of Ewing & Partners, as an amendment to the Statement on Schedule 13D, relating to shares of common stock, par value $.001 per share (“Common Stock”), of Trans World Corporation (the “Issuer”), as filed with the Securities and Exchange Commission on July 11, 1996 and as amended from time to time since such date to the date hereof (the “Statement”).
     Value Partners, Ewing & Partners, and Timothy G. Ewing previously reported beneficial ownership of shares of the Issuer on a Schedule 13D filed on June 30, 2003. On December 29, 2005, the Issuer announced the sale via private placement of 2,794,188 shares of Common Stock which resulted in a material change in the beneficial ownership of Common Stock of the Issuer that require the filing of this Amendment.
Item 4. Purpose of the Transaction
     Item 4 of the Statement is hereby amended as follows:
     On December 29, 2005 (the “Dilution Date”), the Issuer completed the private placement of 2,794,188 shares of Common Stock to five accredited investors, and simultaneously therewith, 15,000 shares of Common Stock were delivered to Carr Securities Corporation, which acted as finder in the transaction, at the then current market price of $1.70 per share, thereby reducing the Reporting Persons percentage ownership by a significant amount. Additionally, the Reporting Persons held 26,000 purchase warrants which expired as they were not exercised by December 31, 2005, thereby further reducing the Reporting Persons percentage ownership by a nominal amount. Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Value Partners may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock beneficially owned by it.
     None of Value Partners, Ewing & Partners, or Ewing has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

     (a) As of the date of this filing, Value Partners, Ewing & Partners, and Ewing beneficially own 3,559,388 shares of Common Stock of the Issuer, which represents 45.4% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 3,559,388 shares of Common Stock beneficially owned by Value Partners, Ewing & Partners, and Ewing as of the date hereof, by (ii) 7,840,869 shares of Common Stock outstanding as of December 29, 2005, which amount is based upon (x) the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2005 which indicated that the Issuer completed the private placement of 2,794,188 shares of Common Stock to five accredited investors, and simultaneously therewith, 15,000 shares of Common Stock were delivered to Carr Securities Corporation; and (y) the Issuer’s most recent Quarterly Report filed on Form 10-QSB filed with the Securities and Exchange Commission on November 4, 2005 which indicated that there were 5,031,681 shares of the Issuer’s Common Stock outstanding.
     (b) Value Partners has the sole power to vote and dispose of the sole power to vote and dispose of the 3,559,388 shares of Common Stock beneficially owned by it. However, Ewing & Partners, as general partner of Value Partners, may direct the vote and disposition of the 3,559,388 shares of Common Stock owned by Value Partners. Similarly, Ewing, as managing general partner of Ewing & Partners, may direct the vote and disposition of the 3,559,388 shares of Common Stock owned by Value Partners.
     (c) None, other than transactions described in Item 4.
     (d) Ewing and Ewing & Partners may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Value Partners.
     (e) Not Applicable.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2006

VALUE PARTNERS, LTD.

By:	Ewing & Partners, as General Partner

	By:	/s/ Timothy G. Ewing

Timothy G. Ewing, Managing Member

EWING & PARTNERS

By:	/s/ Timothy G. Ewing

Timothy G. Ewing, Managing Member

/s/ Timothy G. Ewing

Timothy G. Ewing